

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 23, 2014

Contact: Edward G. Sloane
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES 32% YEAR-OVER-YEAR INCREASE IN 4TH QUARTER EARNINGS

Summary fourth quarter and full year 2013 results:

- *Diluted earnings per common share were $0.47 for the quarter and $1.63 for the year.*
  - Peoples incurred pre-tax acquisition-related costs of $1.2 million during the quarter and $1.5 million for 2013.
  - 2013 earnings benefited from recoveries of loan losses of $1.0 million for the quarter and $4.4 million for the year.
- *Period-end total loan balances reflected 16% annualized organic growth for the quarter and 12% for the year.*
  - Commercial lending generated over 80% of the fourth quarter growth.
  - Non-mortgage consumer balances grew at a 22% annualized rate for the quarter and 33% since year-end 2012.
  - Organic growth in 2013 was supplemented by the Ohio Commerce Bank acquisition and its $96.6 million of loans.
  - Average loan balances were up 15% year-over-year for the quarter and 8% for the full year.
- *Asset quality trends remained favorable in 2013, which included recoveries exceeding charge-offs in each quarter.*
  - Nonperforming assets were 0.81% of total loans and OREO at year-end 2013 versus 1.58% at year-end 2012.
  - Gross recoveries exceeded charge-offs by $1.1 million for the quarter and $3.7 million for the year.
  - Allowance for loan losses decreased to 1.43% of total loans at December 31, 2013, from 1.81% at year-end 2012.
- *Total revenue increased 9% for the quarter and 4% for the year compared to the prior year periods.*
  - Total non-interest income benefited from double-digit year-over-year growth in insurance and investment revenues.
  - Acquisitions and increases in sales production accounted for most of the higher fee revenue in 2013.
  - Net interest income improved due mostly to strong loan growth and higher long-term interest rates.
  - Net interest margin expanded 20 basis points versus the linked quarter, to 3.46% for the quarter.
  - Acquisition accretion and one-time loan income added 15 basis points to fourth quarter 2013 net interest margin.
  - 2013 net interest margin was 3.25% versus 3.39% in 2012, due largely to the prolonged low rate environment.
- *Operating expenses were higher than prior periods but in line with Peoples' prior guidance.*
  - Total non-interest expense was $18.4 million versus the fourth quarter 2013 guidance of $18.3 million.
  - Peoples' prior guidance assumed fourth quarter expenses would include $950,000 of one-time acquisition expenses.
  - Acquisitions and other initiatives to grow revenue were key drivers of the additional expenses compared to 2012.
- *Retail deposit balances grew during the quarter, while overall mix continued to shift toward low-cost core deposits.*
  - Peoples added $110.9 million of deposits during the fourth quarter as part of the Ohio Commerce Bank acquisition.
  - Non-interest-bearing deposits continued to comprise over 20% of Peoples' total deposits.
  - Total retail balances were impacted by reductions in high-cost CDs and seasonal declines in governmental deposits.

     MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2013. Net income totaled $5.1 million for the fourth quarter of 2013, representing earnings per diluted common share of $0.47. In comparison, earnings per diluted common share were $0.23 and $0.36 for the third quarter of 2013 and fourth quarter of 2012, respectively. For the year, net income was $17.6 million in 2013 versus $20.4 million in 2012, representing earnings per diluted common share of $1.63 and $1.92, respectively.

     "We are very pleased with fourth quarter and full year 2013 results considering the challenging operating environment for community banks," said Chuck Sulerzyski, President and Chief Executive Officer. "Our earnings gained significant momentum in the second half of the year as we began to see positive contributions from prior strategic investments and initiatives. Other key accomplishments during 2013 included stronger than expected loan growth, improved revenue generation within our fee businesses, disciplined expense management, and restoration of credit quality to pre-crisis levels. We also invested in our future by adding sales talent and remodeling our entire branch network, and made meaningful contributions to the local communities we serve. These successes position Peoples for another year of solid performance in 2014."

Sulerzyski continued, "Also in 2013, we made further progress on our plan to grow through acquisitions. As we work diligently to capitalize on the growth potential provided by the fourth quarter acquisition of Ohio Commerce Bank, we are excited by the opportunity to add density to our existing footprint and gain many new clients with the recently announced acquisition of Midwest Bancshares. We look forward to completing this acquisition and expanding our relationships in the Jackson County, Ohio region."

During the fourth quarter, Peoples' banking subsidiary, Peoples Bank, National Association ("Peoples Bank"), completed its merger with Ohio Commerce Bank ("Ohio Commerce"). This all cash transaction resulted in Peoples Bank acquiring a full-service banking office in the Cleveland, Ohio suburb of Beachwood and added $96.6 million of loans and $110.9 million of deposits. In connection with this acquisition, Peoples incurred one-time pre-tax expenses totaling $1.2 million ($0.8 million or $0.07 per share after-tax). Much of this amount was attributable to the conversion of data processing services.

Earlier this week, Peoples announced plans to acquire Midwest Bancshares, Inc. and its wholly-owned subsidiary, First National Bank of Wellston ("FNB Wellston"), located in Jackson County, Ohio. This merger transaction should be completed in the second quarter of 2014, subject to customary closing conditions, including regulatory approvals and Midwest Bancshares' shareholders' approval. At that time, the two full service offices of FNB Wellston located in Wellston and Jackson, Ohio, which should add nearly $60 million in loans and $80 million in deposits, will become branches of Peoples Bank. Peoples anticipates the transaction being accretive to earnings in the first full year, although one-time acquisition costs could offset the incremental 2014 earnings.

Fourth quarter 2013 net interest income was $15.6 million, up 14% compared to the linked quarter and 10% higher than the prior year's fourth quarter, while net interest margin for these periods was 3.46%, 3.26% and 3.42%, respectively. These improvements were largely attributable to the Ohio Commerce acquisition, coupled with meaningful organic loan growth during 2013. In the fourth quarter of 2013, Peoples recognized $270,000 of normal accretion income for the acquisition accounting adjustments, mainly on the acquired loans and deposits from Ohio Commerce, which added 6 basis points to net interest margin. Peoples' net interest income and margin have also benefited from additional interest income for prepayment fees and interest recovered on nonaccrual loans. This one-time income totaled $427,000 in the fourth quarter of 2013, compared to $405,000 in the linked quarter and $330,000 in the fourth quarter of 2012, and added 10 basis points to both the third and fourth quarters of 2013 net interest margin and 7 basis points to the fourth quarter of 2012 net interest margin.

For the year, growth in earning assets due to organic loan growth produced higher net interest income in 2013 than in 2012. However, the sustained low interest rate environment caused asset yields to decline more than Peoples could reduce its funding costs, which caused net interest margin compression in 2013.

"Both net interest income and margin were stronger in the fourth quarter than we had expected, due in part to the additional loan income and accretion income being more than previously estimated," said Edward Sloane, Chief Financial Officer and Treasurer. "Asset yields also benefited from the yield curve remaining steeper than the first half of the year. The higher long-term rates have led to a continued slow down in refinancing activity within the investment portfolio and a corresponding reduction in premium amortization. At the same time, we achieved meaningful loan growth in each of the final three quarters of 2013, resulting in higher earning assets in the fourth quarter. On the funding side, our overall cost fell during the fourth quarter as we continued to utilize shorter-term borrowings to fund much of the asset growth. As we begin 2014, we remain focused on sustaining the improvement in margin during the second half of 2013, but will look for opportunities to lessen our long-term exposure to rising rates by either extending funding or shortening our asset duration."

Total non-interest income was up 6% year-over-year for both the fourth quarter and full year. Both insurance and investment income experienced double-digit increases during 2013. Insurance income was 36% higher for the quarter and 24% for the year. Much of this growth was the result of acquisitions completed in 2013, with increases in premiums for insurance policies also being a significant contributing factor and consistent with industry trends. Investment income was up 17% in the fourth quarter and 16% for the year as a result of growth in managed assets. Higher sales activity, primarily with respect to retirement plan services, plus asset appreciation corresponding to the overall market performance, accounted for much of the growth in managed assets in 2013. The additional insurance and investment income in 2013 was partially offset by lower mortgage banking income due to fewer loans being sold in the secondary market. During 2013, refinancing activity decreased substantially as long-term mortgage rates rose during the second half of the year.

Compared to the linked quarter, total non-interest income decreased 3% due mostly to normal seasonality of insurance commission revenue.

Fourth quarter 2013 non-interest expenses totaled $18.4 million, 8% higher than the prior year fourth quarter and 7% higher than the linked quarter. The key drivers of these increases were the previously noted one-time expenses related to the Ohio Commerce acquisition, and normal operating expenses of the acquired banking location, such as employee compensation and occupancy expenses. Compared to the prior year, salary and employee benefit costs were up 9% for both the fourth quarter and full year of 2013. These increases were mostly the result of a higher number of full-time equivalent employees during 2013, attributable to acquisitions and the addition of new sales talent in several markets. At December 31, 2013, the number of full-time equivalent employees was 546, up from 494 a year ago. Acquisitions added 32 full-time equivalent employees in 2013, of which 14 were associated with the Ohio Commerce acquisition. The overall increase in salary and employee benefit costs was tempered by the lack of pension settlement charges in the fourth quarter of 2013. In comparison, Peoples incurred settlement charges of $482,000 a year ago and $264,000 in the linked quarter. For the year, total non-interest expenses were up 8% in 2013, due mostly to the investments made to grow revenue, such as the new sales talent and the branch remodeling project.

"We achieved 4% total revenue growth in 2013 despite a challenging rate environment and the expected decline in mortgage originations," added Sloane. "While acquisitions were a driver of revenue growth, our fee revenues benefited from a continued increase in new sales production from our associates working together to build success for our clients. We also effectively controlled operating expenses in line with targeted levels for the year. Unfortunately, we came up short on our goal of positive operating leverage in 2013. Additionally, the efficiency ratio was outside our target range due primarily to acquisition costs incurred in 2013."

At December 31, 2013, period-end loan balances were $1.20 billion, $139.1 million higher than the prior quarter-end and up 21% from the prior year-end. The loans added in the Ohio Commerce acquisition were a major driver of the linked quarter increase and accounted for 46% of the growth for the year. Even without the acquired balances, Peoples successfully grew period-end loan balances at a 16% annualized rate during the fourth quarter, resulting in a 12% increase for the year. Commercial lending activity continued to build in the fourth quarter, while non-mortgage consumer lending activity remained strong. As a result, Peoples experienced double-digit organic growth in 2013. Commercial loan balances had a 23% annualized increase for the quarter and 8% growth for the year. Non-mortgage consumer balances grew $7.2 million, or 22% on an annualized basis, in the fourth quarter, and $33.8 million, or 33%, for the year. The strong organic growth during much of 2013 resulted in higher average balances. Compared to 2012, average loan balances were up 15% for the quarter and 8% for the year.

"We exceeded our goal of 8% to 10% loan growth for 2013 despite the slow start to the year," said Sulerzyski. "More importantly, we added some diversity to the portfolio by generating 56% of the organic growth from within our consumer portfolio. At the same time, we improved asset quality and restored key metrics to the levels we typically experienced before the Great Recession. Our outlook for 2014 is encouraging considering we will see a double-digit increase in the full year average loan balances based on year-end 2013 loan balances."

Total nonperforming assets decreased 14% during the fourth quarter of 2013 and 38% for the year, due to a reduction in nonaccrual loans. As a result, nonperforming assets were 0.81% of total loans plus other real estate owned ("OREO") at December 31, 2013, compared to 1.06% at September 30, 2013 and 1.58% at year-end 2012. Total criticized loans, which are those classified as watch, substandard or doubtful, also maintained a declining trend during 2013 due to paydowns on nonaccrual commercial loans. For the quarter, Peoples reduced criticized loans by 2%, while criticized loan balances were 34% lower at December 31, 2013 than at year-end 2012.

In 2013, gross recoveries exceeded gross charge-offs by $3.7 million, of which $1.1 million occurred in the fourth quarter. The combination of net recoveries and continued improvement in asset quality in 2013 drove a reduction in Peoples' allowance for loan losses, which was tempered by the impact of organic loan growth. As a result, the allowance for loan losses was $17.1 million, or 1.43% of total loans, at December 31, 2013. In comparison, the allowance for loan losses was 1.60% and 1.81% of total loans, at September 30, 2013 and year-end 2012, respectively. In contrast, Peoples' allowance for loan losses as a percentage of nonperforming loans increased during 2013 to 194.1% at December 31, 2013, from 151.8% at the prior quarter-end and 119.8% at December 31, 2012.

At December 31, 2013, Peoples' retail deposit balances were up $142.9 million from the prior quarter-end. Most of this increase was due to the Ohio Commerce acquisition, which added $80.0 million of interest-bearing deposits and $30.9 million of non-interest-bearing balances. Of the acquired interest-bearing balances, money market accounts and certificates of deposit ("CDs") comprised $37.8 million and $32.0 million, respectively. In 2013, Peoples experienced a modest decline in retail balances excluding the deposits acquired from Ohio Commerce, as planned reductions in high-cost CDs exceeded the growth that occurred in low-cost core deposits, such as savings and checking accounts. As a result, total wholesale funding increased by 23% in 2013, due largely to Peoples utilizing short-term borrowings to fund a portion of the loan growth.

At December 31, 2013, Peoples' total risk-based capital ratio was 13.78%, compared to 15.46% at September 30, 2013 and 15.43% at year-end 2012, with 6% required to be considered well capitalized. The key driver of the linked quarter decline was the impact of assets acquired in the Ohio Commerce acquisition, which also caused a reduction in the ratio of tangible equity to tangible assets. At December 31, 2013, this ratio was 7.26% versus 8.16% at the prior quarter-end and 8.28% at December 31, 2012. A significant contributing factor to the lower tangible equity ratio was the change in market value of Peoples' available-for-sale investment securities during 2013.

"Overall, 2013 was a very good year with successes along several fronts," summarized Sulerzyski. "Our outlook for 2014 is very positive given the growing core earnings stream, strong capital position, and improving economic conditions. We remain committed to improving operating efficiency, generating superior returns for our shareholders, and building the long-term value of the company. Achieving these goals in 2014 will require the continued disciplined execution of our strategies and partnership with our clients and communities."

Peoples Bancorp Inc. is a diversified financial services holding company with $2.1 billion in total assets, 50 locations and 47 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank, National Association and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and full year 2013 results of operations today at 11:00 a.m., Eastern Standard Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP measures used in this news release:

- Tangible assets and tangible equity measures are non-GAAP since they exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets and the related amortization from earnings.

- Pre-provision net revenue is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes (recovery of) provision for loan losses and all gains and/ or losses included in earnings.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures".

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of the recently completed acquisitions, the expansion of consumer lending activity and rebranding efforts; (2) Peoples' ability to complete and, if completed, successfully integrate future acquisitions, including the pending merger of Midwest Bancshares, Inc. with and into Peoples; (3) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures and Peoples' ability to attract, develop and retain qualified professionals; (4) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the U.S. government and Federal Reserve Board, which may adversely impact interest margins; (5) changes in prepayment speeds, loan originations and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (6) adverse changes in the economic conditions and/or activities, including impacts from the implementation of the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, as well as continuing economic uncertainty in the U.S., the European Union, and other areas, which could decrease sales volumes and increase loan delinquencies and defaults; (7) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations promulgated and to be promulgated thereunder by the Office of the Comptroller of the Currency, the Federal Reserve Board and the Consumer Finance Protection Bureau, which may subject Peoples, its subsidiaries or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses; (8) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses; (9) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations; (10) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio and interest rate sensitivity of Peoples' consolidated balance sheet; (11) changes in stock market prices, which may adversely impact income from Peoples' brokerage, asset and wealth management businesses; (12) Peoples' ability to receive dividends from its subsidiaries; (13) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (14) the impact of larger or similar sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity; (15) the costs and effects of regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; (16) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of our third-party vendors and other service providers, may prove inadequate, which could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss; (17) the overall adequacy of our risk management program; and (18) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its December 31, 2013 consolidated financial statements as part of its Annual Report on Form 10-K to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

| | Three Months Ended | | | Year Ended | |
	December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
PER COMMON SHARE:					
Earnings per share:					
Basic	$ 0.48	$ 0.24	$ 0.36	$ 1.65	$ 1.92
Diluted	0.47	0.23	0.36	1.63	1.92
Cash dividends declared per share	0.14	0.14	0.12	0.54	0.45
Book value per share	20.89	20.97	21.02	20.89	21.02
Tangible book value per share (a)	13.57	14.23	14.52	13.57	14.52
Closing stock price at end of period	$ 22.51	$ 20.88	$ 20.43	$ 22.51	$ 20.43
SELECTED RATIOS:					
Return on average equity (b)	9.09%	4.61%	6.99%	7.92%	9.52%
Return on average assets (b)	1.01%	0.53%	0.82%	0.91%	1.11%
Efficiency ratio (c)	71.80%	72.47%	72.99%	71.90%	69.55%
Pre-provision net revenue to average assets (b)(d)	1.29%	1.26%	1.23%	1.26%	1.41%
Net interest margin (b)(e)	3.46%	3.26%	3.42%	3.25%	3.39%
Dividend payout ratio (f)	29.61%	60.11%	33.17%	33.20%	23.58%

(a)   This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b)   Ratios are presented on an annualized basis.

(c)   Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).

(d)   This ratio represents a non-GAAP financial measure since it excludes the recovery of or provision for loan losses and net gains or losses on security transactions, debt extinguishment, loans held-for-sale and other real estate owned, and other assets. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(e)   Information presented on a fully tax-equivalent basis.

(f)   Dividends declared on common shares as a percentage of net income.

CONSOLIDATED STATEMENTS OF INCOME

(in $000's)	Three Months Ended December 31, 2013		September 30, 2013		December 31, 2012		Year Ended December 31, 2013		2012
Interest income	$	18,385	$	16,509	$	17,575	$	67,071	$ 69,470
Interest expense		2,806		2,833		3,465		11,686	14,995
Net interest income		15,579		13,676		14,110		55,385	54,475
Recovery of loan losses		(964)		(919)		(503)		(4,410)	(4,716)
Net interest income after recovery of loan losses		16,543		14,595		14,613		59,795	59,191
Net gain (loss) on securities transactions		46		(1)		273		489	3,548
Loss on debt extinguishment		—		—		(1,033)		—	(4,144)
Net gain on loans held-for-sale and other real estate owned		—		10		58		86	66
Net loss on other assets		(125)		(29)		(85)		(241)	(248)
Non-interest income:									
Insurance income		2,842		3,261		2,088		12,201	9,844
Deposit account service charges		2,285		2,377		2,237		8,764	8,965
Trust and investment income		1,897		1,751		1,619		7,122	6,129
Electronic banking income		1,664		1,547		1,519		6,191	5,955
Mortgage banking income		316		360		1,008		1,759	2,877
Other non-interest income		342		290		348		1,183	1,201
Total non-interest income		9,346		9,586		8,819		37,220	34,971
Non-interest expense:									
Salaries and employee benefits costs		9,463		9,358		8,715		36,472	33,426
Net occupancy and equipment		1,719		1,637		1,736		6,840	6,094
Professional fees		1,123		1,188		1,181		4,207	4,370
Electronic banking expense		941		920		891		3,586	3,342
Marketing expense		742		547		1,192		2,301	2,682
Data processing and software		533		530		537		2,012	1,979
Franchise taxes		405		412		245		1,643	1,486
Communication expense		333		342		355		1,339	1,285
FDIC insurance		282		224		213		1,036	1,002
Amortization of intangible assets		274		180		159		807	509
Foreclosed real estate and other loan expenses		197		243		262		880	1,001
Other non-interest expense		2,383		1,682		1,620		7,142	6,298
Total non-interest expense		18,395		17,263		17,106		68,265	63,474
Income before income taxes		7,415		6,898		5,539		29,084	29,910
Income tax expense		2,301		4,381		1,665		11,510	9,525
Net income	$	5,114	$	2,517	$	3,874	$	17,574	$ 20,385
PER COMMON SHARE DATA:									
Earnings per share – Basic	$	0.48	$	0.24	$	0.36	$	1.65	$ 1.92
Earnings per share – Diluted	$	0.47	$	0.23	$	0.36	$	1.63	$ 1.92
Cash dividends declared per share	$	0.14	$	0.14	$	0.12	$	0.54	$ 0.45
Weighted-average shares outstanding – Basic		10,602,266		10,589,126		10,542,810		10,581,222	10,527,885
Weighted-average shares outstanding – Diluted		10,718,465		10,692,555		10,555,260		10,679,417	10,528,286
Actual shares outstanding (end of period)		10,605,782		10,596,797		10,547,960		10,605,782	10,547,960

CONSOLIDATED BALANCE SHEETS

(in $000's)		December 31, 2013		December 31, 2012
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**36,016**	$	47,256
Interest-bearing deposits in other banks		**17,804**		15,286
Total cash and cash equivalents		**53,820**		62,542
Available-for-sale investment securities, at fair value (amortized cost of $621,126 at December 31, 2013 and $628,584 at December 31, 2012)		**606,108**		639,185
Held-to-maturity investment securities, at amortized cost (fair value of $46,094 at December 31, 2013 and $47,124 at December 31, 2012)		**49,222**		45,275
Other investment securities, at cost		**25,196**		24,625
Total investment securities		**680,526**		709,085
Loans, net of deferred fees and costs		**1,196,234**		985,172
Allowance for loan losses		**(17,065)**		(17,811)
Net loans		**1,179,169**		967,361
Loans held-for-sale		**1,688**		6,546
Bank premises and equipment, net of accumulated depreciation		**29,809**		27,013
Bank owned life insurance		**1,880**		51,229
Goodwill		**70,520**		64,881
Other intangible assets		**7,083**		3,644
Other assets		**34,613**		25,749
Total assets	$	**2,059,108**	$	1,918,050
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	**409,891**	$	317,071
Interest-bearing deposits		**1,170,867**		1,175,232
Total deposits		**1,580,758**		1,492,303
Short-term borrowings		**113,590**		47,769
Long-term borrowings		**121,826**		128,823
Accrued expenses and other liabilities		**21,381**		27,427
Total liabilities		**1,837,555**		1,696,322
Stockholders' Equity				
Preferred stock, no par value (50,000 shares authorized, no shares issued at December 31, 2013 and December 31, 2012)		**—**		—
Common stock, no par value (24,000,000 shares authorized, 11,206,576 shares issued at December 31, 2013 and 11,155,648 shares issued at December 31, 2012), including shares in treasury		**168,869**		167,039
Retained earnings		**80,898**		69,158
Accumulated comprehensive (loss) income, net of deferred income taxes		**(13,244)**		654
Treasury stock, at cost (600,794 shares at December 31, 2013 and 607,688 shares at December 31, 2012)		**(14,970)**		(15,123)
Total stockholders' equity		**221,553**		221,728
Total liabilities and stockholders' equity	$	**2,059,108**	$	1,918,050

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	December 31, 2013		September 30, 2013		June 30, 2013		March 31, 2013		December 31, 2012
Loan Portfolio									
Commercial real estate, construction	$	**47,539**	$	39,969	$	30,770	$	24,108	$	34,265
Commercial real estate, other		**450,170**		374,953		389,281		381,331		378,073
Commercial and industrial		**232,754**		192,238		184,981		174,982		180,131
Residential real estate		**268,617**		262,602		252,282		237,193		233,841
Home equity lines of credit		**60,076**		55,341		52,212		50,555		51,053
Consumer		**135,018**		127,785		119,029		108,353		101,246
Deposit account overdrafts		**2,060**		4,277		1,674		3,996		6,563
Total loans	$	**1,196,234**	$	1,057,165	$	1,030,229	$	980,518	$	985,172
Deposit Balances									
Interest-bearing deposits:									
Retail certificates of deposit	$	**363,226**	$	334,910	$	349,511	$	353,894	$	392,313
Money market deposit accounts		**275,801**		224,400		238,554		288,538		288,404
Governmental deposit accounts		**132,379**		151,910		146,817		167,441		130,630
Savings accounts		**215,802**		196,293		199,503		200,549		183,499
Interest-bearing demand accounts		**134,618**		123,966		125,875		124,969		124,787
Total retail interest-bearing deposits		**1,121,826**		1,031,479		1,060,260		1,135,391		1,119,633
Brokered certificates of deposits		**49,041**		49,620		50,393		52,648		55,599
Total interest-bearing deposits		**1,170,867**		1,081,099		1,110,653		1,188,039		1,175,232
Non-interest-bearing deposits		**409,891**		356,767		325,125		340,887		317,071
Total deposits	$	**1,580,758**	$	1,437,866	$	1,435,778	$	1,528,926	$	1,492,303
Asset Quality									
Nonperforming assets:									
Loans 90+ days past due and accruing	$	**910**	$	2,597	$	1,520	$	1,215	$	1,235
Nonaccrual loans		**7,881**		8,537		10,607		11,803		13,638
Total nonperforming loans		**8,791**		11,134		12,127		13,018		14,873
Other real estate owned		**893**		120		120		815		836
Total nonperforming assets	$	**9,684**	$	11,254	$	12,247	$	13,833	$	15,709
Allowance for loan losses as a percent of nonperforming loans		**194.13%**		151.79%		141.11%		133.96%		119.75%
Nonperforming loans as a percent of total loans		**0.73%**		1.05%		1.17%		1.32%		1.50%
Nonperforming assets as a percent of total assets		**0.47%**		0.59%		0.64%		0.71%		0.82%
Nonperforming assets as a percent of total loans and other real estate owned		**0.81%**		1.06%		1.18%		1.41%		1.58%
Allowance for loan losses as a percent of total loans		**1.43%**		1.60%		1.66%		1.78%		1.81%
Capital Information(a)									
Tier 1 common ratio		**12.42%**		14.09%		14.17%		14.69%		14.06%
Tier 1 risk-based capital ratio		**12.42%**		14.09%		14.17%		14.69%		14.06%
Total risk-based capital ratio (Tier 1 and Tier 2)		**13.78%**		15.46%		15.54%		16.05%		15.43%
Leverage ratio		**8.52%**		9.14%		9.04%		8.90%		8.83%
Tier 1 common capital	$	**166,217**	$	168,254	$	166,576	$	164,329	$	160,604
Tier 1 capital		**166,217**		168,254		166,576		164,329		160,604
Total capital (Tier 1 and Tier 2)		**184,457**		184,550		182,706		179,569		176,224
Total risk-weighted assets	$	**1,338,811**	$	1,194,016	$	1,175,647	$	1,118,644	$	1,141,938
Tangible equity to tangible assets (b)		**7.26%**		8.16%		8.07%		8.35%		8.28%

(a) December 31, 2013 data based on preliminary analysis and subject to revision.

(b) These ratios represent non-GAAP financial measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)		Three Months Ended			Year Ended	
		December 31, 2013	September 30, 2013	December 31, 2012	December 31, 2013	December 31, 2012
(Recovery of) Provision for Loan Losses						
Provision for checking account overdrafts	$	**102**	$ 131	$ 82	$ **356**	$ 294
Recovery of other loan losses		**(1,066)**	(1,050)	(585)	**(4,766)**	(5,010)
Total recovery of loan losses	$	**(964)**	$ (919)	$ (503)	$ **(4,410)**	$ (4,716)
Net (Recoveries) Charge-Offs						
Gross charge-offs	$	**871**	$ 1,013	$ 2,570	$ **3,491**	$ 7,511
Recoveries		**1,998**	1,721	2,277	**7,155**	6,321
Net (recoveries) charge-offs	$	**(1,127)**	$ (708)	$ 293	$ **(3,664)**	$ 1,190
Net (Recoveries) Charge-Offs by Type						
Commercial real estate, construction	$	**—**	$ —	$ —	$ **—**	$ —
Commercial real estate, other		**(1,455)**	(1,308)	173	**(4,786)**	747
Commercial and industrial		**21**	(7)	(66)	**4**	(324)
Residential real estate		**(55)**	179	36	**85**	318
Home equity lines of credit		**(6)**	153	(9)	**136**	62
Consumer		**248**	176	42	**532**	11
Deposit account overdrafts		**120**	99	117	**365**	376
Total net (recoveries) charge-offs	$	**(1,127)**	$ (708)	$ 293	$ **(3,664)**	$ 1,190
Net (recoveries) charge-offs as a percent of loans (annualized)		**(0.39)%**	(0.26)%	0.12%	**(0.35)%**	0.12%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)		December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Trust assets under management	$	**1,000,171**	$ 994,683	$ 939,292	$ 927,675	$ 888,134
Brokerage assets under management		**474,384**	449,196	433,651	433,217	404,320
Mortgage loans serviced for others	$	**341,183**	$ 339,557	$ 338,854	$ 343,769	$ 330,721
Employees (full-time equivalent)		**546**	539	545	517	494

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

	Three Months Ended								
	December 31, 2013			**September 30, 2013**			**December 31, 2012**		
(in $000's)	**Balance**	**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**
Assets									
Short-term investments	$ 8,652	$ 30	1.38%	$ 5,914	$ 21	1.41%	$ 13,014	$ 7	0.21%
Other long-term investments	2,948	2	0.27%	—	—	—%	—	—	—%
Investment securities (a)(b)	691,365	5,040	2.92%	684,268	4,795	2.80%	689,895	5,289	3.07%
Gross loans (a)	1,147,285	13,619	4.73%	1,041,901	12,000	4.59%	995,766	12,568	5.03%
Allowance for loan losses	(17,439)			(17,670)			(19,865)		
Total earning assets	1,832,811	18,691	4.07%	1,714,413	16,816	3.91%	1,678,810	17,864	4.24%
Intangible assets	77,025			71,517			68,422		
Other assets	102,016			105,802			140,092		
Total assets	$ 2,011,852			$ 1,891,732			$ 1,887,324		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 211,116	$ 29	0.05%	$ 199,592	$ 27	0.05%	$ 178,200	$ 23	0.05%
Government deposit accounts	141,181	131	0.37%	153,085	142	0.37%	145,240	201	0.55%
Interest-bearing demand accounts	128,877	26	0.08%	124,093	25	0.08%	118,039	23	0.08%
Money market deposit accounts	256,398	104	0.16%	226,453	86	0.15%	265,181	91	0.14%
Brokered certificates of deposits	49,320	462	3.72%	49,810	464	3.70%	55,387	491	3.53%
Retail certificates of deposit	360,733	890	0.98%	343,549	930	1.07%	404,356	1,223	1.20%
Total interest-bearing deposits	1,147,625	1,642	0.57%	1,096,582	1,674	0.61%	1,166,403	2,052	0.70%
Short-term borrowings	120,135	49	0.16%	101,099	29	0.11%	45,200	17	0.15%
Long-term borrowings	123,713	1,115	3.58%	125,398	1,131	3.58%	128,822	1,396	4.16%
Total borrowed funds	243,848	1,164	1.89%	226,497	1,160	2.03%	174,022	1,413	3.20%
Total interest-bearing liabilities	1,391,473	2,806	0.80%	1,323,079	2,834	0.85%	1,340,425	3,465	1.03%
Non-interest-bearing deposits	370,962			325,129			298,210		
Other liabilities	26,108			26,795			28,120		
Total liabilities	1,788,543			1,675,003			1,666,755		
Preferred equity	—			—			—		
Common equity	223,309			216,729			220,569		
Stockholders' equity	223,309			216,729			220,569		
Total liabilities and equity	$ 2,011,852			$ 1,891,732			$ 1,887,324		
Net interest income/spread (a)		$ 15,885	3.27%		$ 13,982	3.06%		$ 14,399	3.21%
Net interest margin (a)			3.46%			3.26%			3.42%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

(in $000's)		Year Ended					
		December 31, 2013			December 31, 2012		
	Balance	Income/ Expense	Yield/ Cost		Balance	Income/ Expense	Yield/ Cost
Assets							
Short-term investments	$ 16,154	$ 95	0.59%	$	9,705	$ 20	0.21%
Other long-term investments	743	2	0.27%		—	—	—%
Investment securities (a)(b)	697,371	19,487	2.79%		685,439	22,167	3.23%
Gross loans (a)	1,046,371	48,688	4.66%		967,166	48,370	5.00%
Allowance for loan losses	(17,935)				(21,473)		
Total earning assets	1,742,704	68,272	3.92%		1,640,837	70,557	4.30%
Intangible assets	72,420				65,881		
Other assets	117,243				134,571		
Total assets	$ 1,932,367				$ 1,841,289		
Liabilities and Equity							
Interest-bearing deposits:							
Savings accounts	$ 200,190	$ 107	0.05%	$	162,055	$ 90	0.06%
Government deposit accounts	146,955	642	0.44%		151,877	937	0.62%
Interest-bearing demand accounts	125,984	101	0.08%		113,022	117	0.10%
Money market deposit accounts	259,226	379	0.15%		255,345	423	0.17%
Brokered certificates of deposits	51,287	1,871	3.65%		56,451	1,996	3.54%
Retail certificates of deposit	358,918	3,952	1.10%		404,872	5,496	1.36%
Total interest-bearing deposits	1,142,560	7,052	0.62%		1,143,622	9,059	0.79%
Short-term borrowings	81,294	114	0.14%		50,641	74	0.14%
Long-term borrowings	126,100	4,520	3.57%		134,978	5,862	4.27%
Total borrowed funds	207,394	4,634	2.23%		185,619	5,936	3.17%
Total interest-bearing liabilities	1,349,954	11,686	0.86%		1,329,241	14,995	1.13%
Non-interest-bearing deposits	335,637				273,893		
Other liabilities	24,865				24,037		
Total liabilities	1,710,456				1,627,171		
Preferred equity	—				—		
Common equity	221,911				214,118		
Stockholders' equity	221,911				214,118		
Total liabilities and equity	$ 1,932,367				$ 1,841,289		
Net interest income/spread (a)		$ 56,586	3.06%			$ 55,562	3.17%
Net interest margin (a)			3.25%				3.39%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

							At or For the Three Months Ended								
(in $000's)		December 31, 2013			September 30, 2013			June 30, 2013			March 31, 2013			December 31, 2012	
Tangible Equity:															
Total stockholders' equity, as reported	$	221,553	$		222,247	$		219,147	$		226,079	$		221,728	
Less: goodwill and other intangible assets		77,603			71,417			71,608			69,977			68,525	
Tangible equity	$	143,950	$		150,830	$		147,539	$		156,102	$		153,203	
Tangible Assets:															
Total assets, as reported	$	2,059,108	$		1,919,705	$		1,899,841	$		1,938,722	$		1,918,050	
Less: goodwill and other intangible assets		77,603			71,417			71,608			69,977			68,525	
Tangible assets	$	1,981,505	$		1,848,288	$		1,828,233	$		1,868,745	$		1,849,525	
Tangible Book Value per Common Share:															
Tangible equity	$	143,950	$		150,830	$		147,539	$		156,102	$		153,203	
Common shares outstanding		10,605,782			10,596,797			10,583,161			10,568,147			10,547,960	
Tangible book value per common share	$	13.57	$		14.23	$		13.94	$		14.77	$		14.52	
Tangible Equity to Tangible Assets Ratio:															
Tangible equity	$	143,950	$		150,830	$		147,539	$		156,102	$		153,203	
Tangible assets	$	1,981,505	$		1,848,288	$		1,828,233	$		1,868,745	$		1,849,525	
Tangible equity to tangible assets		7.26%			8.16%			8.07%			8.35%			8.28%	

			Three Months Ended					**Year Ended**			
		December 31,		September 30,		December 31,		December 31,			
(in $000's)		2013		2013		2012		2013		2012	
Pre-Provision Net Revenue:											
Income before income taxes	$	7,415	$	6,898	$	5,539	$	29,084	$	29,910	
Add: net loss on debt extinguishment		—		—		1,033		—		4,144	
Add: net loss on securities transactions		—		1		—		—		—	
Add: net loss on other assets		125		29		85		241		248	
Less: recovery of loan losses		964		919		503		4,410		4,716	
Less: net gain on loans held-for-sale and OREO		—		10		58		86		66	
Less: net gain on securities transactions		46		—		273		489		3,548	
Pre-provision net revenue	$	6,530	$	5,999	$	5,823	$	24,340	$	25,972	
Pre-provision net revenue	$	6,530	$	5,999	$	5,823	$	24,340	$	25,972	
Total average assets		2,011,852		1,891,732		1,887,324		1,932,367		1,841,289	
Pre-provision net revenue to total average assets (annualized)		1.29%		1.26%		1.23%		1.26%		1.41%	

END OF RELEASE